UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 5)*

Oncocyte Corp
(Name of Issuer)

Common Stock, No. Par Value
(Title of Class of Securities)

68235C107
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)
[     ] Rule 13d-1(c)
[     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


CUSIP No. 68235C107

 13G

 Page 2 of 9 Pages



1.
 NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pura Vida Investments, LLC



2.
 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

 (a) [    ]
(b) [ x ]


3.
 SEC USE ONLY




4.
 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
 5.
 SOLE VOTING POWER

 0


6.
 SHARED VOTING POWER

708,172*


7.
 SOLE DISPOSITIVE POWER

 0


8.
 SHARED DISPOSITIVE POWER

708,172*



9.
 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

708,172*



10.
 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]




11.
 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 8.45%**



12.
 TYPE OF REPORTING PERSON (see instructions)

 IA









CUSIP No. 68235C107

 13G

 Page 3 of 9 Pages



1.
 NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Efrem Kamen



2.
 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

 (a) [    ]
(b) [ x ]


3.
 SEC USE ONLY




4.
 CITIZENSHIP OR PLACE OF ORGANIZATION
 USA




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
 5.
 SOLE VOTING POWER

 0


6.
 SHARED VOTING POWER

708,172*


7.
 SOLE DISPOSITIVE POWER

 0


8.
 SHARED DISPOSITIVE POWER

 708,172*



9.
 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

708,172*



10.
 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]




11.
 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.45%**



12.
 TYPE OF REPORTING PERSON (see instructions)

 IN, HC













CUSIP No. 68235C107

 13G

 Page 4 of 9 Pages



1.
 NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pura Vida Master Fund, Ltd.



2.
 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

 (a) [    ]
(b) [ x ]


3.
 SEC USE ONLY




4.
 CITIZENSHIP OR PLACE OF ORGANIZATION
 Cayman Islands




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
 5.
 SOLE VOTING POWER

 0


6.
 SHARED VOTING POWER

309,823***


7.
 SOLE DISPOSITIVE POWER

 0


8.
 SHARED DISPOSITIVE POWER

309,823***



9.
 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

309,823***



10.
 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]




11.
 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.73%****



12.
 TYPE OF REPORTING PERSON (see instructions)

 OO











CUSIP No. 68235C107

 13G

 Page 5 of 9 Pages




Item 1.

 (a)
 Name of Issuer

Oncocyte Corp






 (b)
 Address of Issuers Principal Executive Offices

15 Cushing, Irvine, CA, 92618



Item 2.

 (a)
 Name of Person Filing

Pura Vida Investments, LLC
Pura Vida Master Fund, Ltd. Efrem Kamen
(collectively, the "Reporting Persons").






 (b)
 The address of the principal place of the Reporting Persons is located at:

Pura Vida Investments, LLC
545 West 25th Street, 19th Floor
New York, NY, 10001






 (c)
  For citizenship of the Reporting Persons, see Item 4 of the cover sheet for each Reporting Persons.







 (d)
  Title of Class of Securities

Common Stock, No Par Value






 (e)
 CUSIP Number

68235C107



Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


 (a)
 [  ]
 Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).







 (b)
 [  ]
 Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).







 (c)
 [  ]
 Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).




 (d)
 [  ]
 Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).




 (e)
 [x]
 An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);







 (f)
 [  ]
 An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);







 (g)
 [  ]
 A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);












 (h)
 [  ]
 A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);








 (i)
 [  ]
 A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);







 (j)
 [  ]
 Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



CUSIP No. 68235C107

 13G

 Page 6 of 9 Pages



Item 4. Ownership.

(a) Amount beneficially owned:



Pura Vida Investments LLC 708,172* shares
Efrem Kamen 708,172* shares
Pura Vida Master Fund, Ltd. 309,823*** shares

(b) Percent of class:



Pura Vida Investments LLC 8.45%**
Efrem Kamen 8.45%**
Pura Vida Master Fund, Ltd. 3.73%****

(c) Number of shares as to which the person has:



(i) Sole power to vote or to direct the vote: 0



(ii) Shared power to vote or to direct the vote:



Pura Vida Investments 708,172* shares
Efrem Kamen 708,172* shares
Pura Vida Master Fund, Ltd. 309,823*** shares

(iii) Sole power to dispose or to direct the disposition of: 0



(iv) Shared power to dispose or to direct the disposition of:



Pura Vida Investments, LLC 708,172* shares
Efrem Kamen 708,172* shares
Pura Vida Master Fund, Ltd. 309,823*** shares

* Shares reported herein are owned by Pura Vida Master Fund, Ltd.
(the "Pura Vida Master Fund"), Pura Vida X Fund LP (the "Pura Vida X Fund) and certain separately managed accounts (the "Managed Accounts," collectively the "Client Accounts"). Pura Vida Investments, LLC ("PVI") serves as the investment manager to the Client Accounts. Efrem Kamen serves as the Managing Member of PVI. By virtue of these relationships, the PVI and Efrem Kamen may be deemed to have shared voting and dispositive power with respect to the shares owned directly by the Client Accounts. This report shall not be deemed an admission that PVI and Efrem Kamen are beneficial owners of the shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of PVI and Efrem Kamen disclaims beneficial ownership of the shares reported herein except to the extent of PVIs and Efrem Kamens pecuniary interest therein, if any. As of the date of this filing, shares reported herein for the Reporting Persons include (1) 586,930 shares of Common Stock of the Issuer outstanding and (2) warrants to acquire up to 121,242 shares of Common Stock of the Issuer.


CUSIP No. 68235C107

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 Page 7 of 9 Pages



**The percentages herein are calculated based upon (1) 8,260,762 shares of Common Stock of the Issuer outstanding per the Issuers Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 and (2) 121,242 shares of Common Stock of the Issuer issuable upon exercise of warrants owned by the Reporting Persons, which have been added to the total shares of Common Stock of the Issuer outstanding pursuant to Rule 12d-3(d)(3) under the Act.

*** Shares reported herein are owned by the Pura Vida Master Fund. PVI serves as the investment manager to the Pura Vida Master Fund. Efrem Kamen serves as the Managing Member of PVI. By virtue of these relationships, PVI and Efrem Kamen may be deemed to have shared voting and dispositive power with respect to the shares owned directly by the Pura Vida Master Fund. This report shall not be deemed an admission that PVI and Efrem Kamen are beneficial owners of the shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of PVI and Efrem Kamen disclaims beneficial ownership of the shares reported herein except to the extent of PVIs and Efrem Kamens pecuniary interest therein, if any. As of the date of this filing, shares reported herein for the Pura Vida Master Fund include
(1) 268,176 shares of Common Stock of the Issuer outstanding and (2) warrants to acquire up to 41,647 shares of Common Stock of the Issuer.

****The percentages herein are calculated based upon (1) 8,260,762 shares of Common Stock of the Issuer outstanding per the Issuers Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 and (2) 41,647 shares of Common Stock of the Issuer issuable upon exercise of warrants owned by the Pura Vida Master Fund, which have been added to the total shares of Common Stock of the Issuer outstanding pursuant to Rule 12d-3(d)(3) under the Act.


Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, Pura Vida Master Fund, Ltd. has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.



CUSIP No. 68235C107

 13G

 Page 8 of 9 Pages




By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit A Joint Filing Agreement.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024


Pura Vida Investments, LLC

By: /s/ Efrem Kamen, Managing Member




























CUSIP No. 68235C107

 13G

 Page 9 of 9 Pages



EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Pura Vida Investments, LLC. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to
Schedule 13G, thereby incorporating the same into such Schedule 13G.

Dated: February 14, 2024

Pura Vida Investments, LLC

By: /s/ Efrem Kamen, Managing Member